Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor

San Francisco, CA 94105

Writer’s Direct Dial Number

(415) 947-4612

May 6, 2008

VIA EDGAR AND ELECTRONIC MAIL

Ms. Linda Stirling

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Wells Fargo Funds Trust (Taxable N-14 and Non-Taxable N-14) File Nos. 333-74295; 811-09253

Dear Ms. Stirling:

This letter responds to comments provided by the staff of the U.S. Securities and Exchange Commission (the “SEC”) concerning registration statements that Wells Fargo Funds Trust (the “Trust”) filed with the SEC on Form N-14 on April 1, 2008 regarding proposed reorganizations (the “Reorganizations”) whereby the assets of certain series of Wells Fargo Advantage Funds would be acquired by certain currently operating series of the Trust (collectively, the “Funds”).

The Reorganizations are expected to occur on or about July 18, 2008. Notice of these events will be provided to shareholders by way of a combined Prospectus/Proxy Statement and will be mailed to shareholders as soon as possible after the effective date. Your comments have been summarized below, each of which is followed by our response.

PROPOSAL

APPROVAL OF AN AGREEMENT AND PLAN OF REORGANIZATION

Taxable N-14

Comment 1

In the “Comparison of Investment Objectives, Principal Investments and Principal Investment Strategies” section for the Life Stage - Conservative Portfolio and Moderate Balanced Fund, please clarify the practical difference between the investments in bond funds versus fixed income securities. Please highlight this difference in the “Comparison Summary”.

Response 1

To clarify the general differences between the investment strategies of the Target and Acquiring Funds, the third paragraph under the “Comparison of Investment Objectives, Principal Investments and Principal Investment Strategies” section will be deleted and replaced with the following disclosure:

“Each Target and Acquiring Fund is a fund-of-funds. However, each Target Fund invests its assets in various affiliated mutual funds (“Underlying Funds”), and each Acquiring Fund invests its assets in several master portfolios of Wells Fargo Master Trust. The Underlying Funds and master portfolios’ strategies consist of different equity and fixed income investment styles. Each Acquiring Fund is referred to as a gateway-blended fund and may invest in additional or fewer master portfolios, in other Wells Fargo Advantage Funds, or directly in a portfolio of securities. References to the investment activities of a gateway blended fund are intended to refer to the investment activities of the master portfolio(s) in which it invests.”

To clarify the specific differences between the investment objectives, principal investments and investment strategies of each Target Fund and the corresponding Acquiring Fund, the bullet points in the “Comparison Summary” sections will be revised as follows. The revised text is underscored below.

Revised “Comparison Summary” for Life Stage – Conservative Portfolio and Moderate Balanced Fund:

•

Both Funds are funds-of-funds. However, references to the investment activities of the Acquiring Fund are intended to refer to the investment activities of the master portfolio(s) in which it invests. Accordingly, there is no substantial difference between the investment objectives, principal investments and principal investment strategies of the Funds, except that:

- The Acquiring Fund utilizes an asset allocation model to assess the attractiveness of equity v. fixed income investments and recommends changes in the target allocations, ranging between 30 and 50 percent for the Fund’s equity allocation and 50 and 70 percent for the Fund’s fixed income allocation.

Revised “Comparison Summary” for Life Stage – Moderate Portfolio and Growth Balanced Fund:

•

Both Funds are funds-of-funds. However, references to the investment activities of the Acquiring Fund are intended to refer to the investment activities of the master portfolio(s) in which it invests. Accordingly, there is no substantial difference between the investment objectives, principal investments and principal investment strategies of the Funds, except that:

- While both Funds utilize a fund-of-funds approach in allocating their assets between equity and fixed income affiliated funds, the percentage allocations are slightly different: Target Fund: 60% stock / 40% bond; Acquiring Fund: 65% equity / 35% fixed income.

- The Acquiring Fund utilizes an asset allocation model to assess the attractiveness of equity v. fixed income investments and recommends changes in the target allocations, ranging between 50 and 80 percent for the Fund’s equity allocation and

20 and 50 percent for the Fund’s fixed income allocation.

Revised “Comparison Summary” for Life Stage – Aggressive Portfolio and Aggressive Allocation Fund:

•

Both Funds are funds-of-funds. However, references to the investment activities of the Acquiring Fund are intended to refer to the investment activities of the master portfolio(s) in which it invests. Accordingly, there is no substantial difference between the investment objectives, principal investments and principal investment strategies of the Funds, except that:

- The Acquiring Fund utilizes an asset allocation model to assess the attractiveness of equity v. fixed income investments and recommends changes in the target allocations, ranging between 65 and 95 percent for the Fund’s equity allocation and 5 and 35 percent for the Fund’s fixed income allocation.

Comment 2

The principal investment strategies of the Moderate Balanced Fund include the strategy of combining different equity and fixed income investment styles of several master portfolios. Please provide additional details regarding the types of investment styles used by the Fund (e.g., growth, value, etc).

Response 2

To further clarify the investment styles used by each Fund, an asset allocation chart for each Fund will be included in Exhibit B on pages B-7 - B-10. The charts will detail asset allocation by specific investment styles.

Comment 3

Please disclose any duration or credit quality restrictions applicable to each Fund.

Response 3

Except as disclosed in the “Principal Investment Strategies” section and asset allocation charts described in our response to Comment 2, none of the Funds are subject to duration or credit quality restrictions. However, the Underlying Funds in which the Target Funds invest and the master portfolios in which the Acquiring Funds invest may be subject to more specific duration or credit quality restrictions.

Comment 4

In the “Comparison of Investment Objectives, Principal Investments and Principal Investment Strategies” section for the Life Stage – Moderate Portfolio and the Growth Balanced Fund, please explain the practical difference between the investments in stock funds versus equity securities. Please also clarify the different equity and fixed income investment styles utilized by the Growth Balanced Fund and highlight, to the extent there are any, differences in the Funds’ ability to invest in high yield securities.

Response 4

To clarify the specific differences between the investment objectives, principal investments and investment strategies of each Target Fund and the corresponding Acquiring Fund, the bullet points in the “Comparison Summary” sections will be revised as described in our response to Comment 1. Additionally, to further clarify the investment styles used by each Fund, an asset allocation chart for each Fund will be included in Exhibit B as described in our response to Comment 2. Except as disclosed in the “Principal Investment Strategies” section and asset allocation charts, none of the Funds are subject to any additional high yield bond restrictions. However, the Underlying Funds in which the Target Funds invest and the master portfolios in which the Acquiring Funds invest may be subject to more specific high yield bond restrictions.

Comment 5

In the “Comparison of Investment Objectives, Principal Investments and Principal Investment Strategies” section for the Life Stage – Aggressive Portfolio and the Aggressive Allocation Fund, please explain the practical differences in investment objectives, investments in stock funds versus equity securities and, to the extent there are any, differences in the Funds’ ability to invest in high yield securities.

Response 5

To clarify the specific differences between the investment objectives, principal investments and investment strategies of each Target Fund and the corresponding Acquiring Fund, the bullet points in the “Comparison Summary” sections will be revised as described in our response to Comment 1. Additionally, to further clarify the investment styles used by each Fund, an asset allocation chart for each Fund will be included in Exhibit B as described in our response to Comment 2. Except as disclosed in the “Principal Investment Strategies” section and asset allocation charts, none of the Funds are subject to any additional high yield bond restrictions. However, the Underlying Funds in which the Target Funds invest and the master portfolios in which the Acquiring Funds invest may be subject to more specific high yield bond restrictions.

Comment 6

Confirm that shareholders who receive Administrator Class shares in the reorganization will be able, post reorganization, to exchange into other Administrator share classes without having to meet the investment minimum.

Response 6

Disclosure is included in the N-14 that explains that such shareholders will be entitled to exchange into other Administrator share classes without having to meet the investment minimum.

Comment 7

In the section entitled “Distribution Policies,” include information on the distribution options available for holders of Administrator Class shares.

Response 7

The section in question includes information that holders of Administrator Class shares can only re-invest their distributions for additional Administrator Class shares.

Comment 8

In the portion of the N-14 referencing advisory fees for both the target and acquiring funds, confirm that the Board considered the fee increase and that proper reference is made in the “Board Considerations” section of the N-14.

Response 8

Disclosure is included in the N-14 under “Specific Considerations” that the Board noted the Target Funds have no advisory fee and that the Acquiring Funds have a 0.25% advisory fee.

Tax-Free N-14

Comment 1

Please provide details on the factors taken into consideration in supporting the accounting survivor decision.

Response 1

In North American Security Trust (pub. Avail. August. 5, 1994) (hereafter “NAST”), the SEC staff took the position that, to determine the accounting survivor of a business combination of operating registered investment companies, the combined fund should be compared with each fund prior to combination to determine which of these funds, “if any, the surviving or new fund most closely resembles.” The SEC staff stated that, among other factors, the funds should compare the:

•	Investment adviser;
•	Investment objectives, policies and restrictions;
•	Expense structures and expense ratios;
•	Asset size; and
•	Portfolio composition

The SEC staff has suggested that these enumerated factors are not exclusive, and that funds may consider other relevant factors. Another factor that may be relevant is the relative length of the operating histories of the funds, since the staff has also indicated that a business combination should not be used as a means to eliminate periods of poor performance and a longer performance record can provide more meaningful information to prospective investors. Finally, we also note that the accounting guidelines to which investment companies are subject provides additional guidance about assessing the accounting survivor of a business combination. Section 8.34 of the AICPA Investment Companies Guide provides, in relevant part, that:

although the legal survivor would normally be considered the accounting survivor of the merger, continuity and dominance in one or more of the following areas might lead to a determination that the fund legally dissolved should be considered the accounting survivor:

•	Portfolio management
•	Portfolio composition
•	Investment objectives, policies and restrictions
•	Expense structure and expense ratios
•	Asset size.

In the Reorganizations, the factors enumerated above were taken into consideration in the final determination of the accounting survivor.

Summary

Comment 2

Please confirm that shareholders who are in a no-load fund and are being reorganized into a load share class will be able to continue to purchase their new shares load waived post-reorganization.

Response 2

These shareholders will be able to continue to purchase the shares load-waived in the load class of the fund in which they are being reorganized.

Comparison of Investment Objectives, Principal Investments and Principal Investment Strategies

Comment 3

Please describe the practical effect, if any, of the fundamental policy of the Asset Allocation Fund to concentrate in any industry in which the S&P 500 Index becomes concentrated, and reserving the right to concentrate in obligations of domestic banks, whereas the Balance Fund does not have a similar policy.

Response 3

The practical difference between the Funds as a result of the policy described above is the greater flexibility of the Balanced Fund to underweight or overweight certain sectors whereas the Allocation Fund will maintain equity weightings consistent with those of the S&P 500 Index. This explanation will be included in the definitive N-14 filing.

Comment 4

In the comparison between the Balanced Fund and the Asset Allocation Fund, please describe the practical effect, if any, of the difference in their investment objectives. Also, in the comparison summary, please make it more clear about the static allocation of the Balanced Fund (60% equity securities/40% fixed income securities) versus the allocation ranges used by the Asset Allocation Fund.

Response 4

There is no practical difference between the investment objectives of the Funds. Clarification regarding the static versus fluctuating equity and bond allocations utilized by the Funds will be included in the definitive N-14 filing.

Comment 5

In the comparison between the Corporate Bond Fund and Income Plus Fund, please indicate maturity parameters, if any. Also, please explain the qualitative difference in bond ratings in the comparison summary.

Response 5

The Funds are not managed to a specific maturity therefore, no additional disclosure will be added to the N-14. However, disclosure identifying the qualitative difference in bond ratings between the Funds will be included in the definitive N-14 filing.

Comment 6

In the comparison of the High Yield Bond Fund and the High Income Fund, please note whether or not the High Income Fund invests in preferred stocks and whether the High Yield Bond Fund invests in stripped securities. In the comparison summary, reference whether or not the High Income Fund has an average credit quality. Also, indicate whether or not there is any practical difference between the High Yield Bond Fund’s investment in preferred stocks and the High Income Fund’s investment in convertible debt securities. Also, disclose, if appropriate, any maturity or duration parameters.

Response 6

As requested and where appropriate, disclosure will be added to the definitive N-14 filing. Specifically, reference will be made that the High Income Fund invests in preferred stocks and that the High Yield Bond Fund does not invest in stripped securities. Additionally, reference will be made that the High Income Fund is not managed to maintain an average credit quality. Finally, because there is no real practical difference between the High Yield Bond Fund’s investment in preferred stock and the High Income Fund’s investment in convertible securities and further, because neither Fund is managed to a specific maturity or duration, no additional disclosure will be added to the N-14 on these points.

Comment 7

In the comparison of the Intermediate Government Income Fund and the Government Securities Fund, disclose whether or not the Government Securities Fund has a duration range or dollar weighted average maturity range and further describe any differences in credit quality.

Response 7

Because the Government Securities Fund is not managed to a specific duration or dollar weighted average maturity range, no additional disclosure will be added to the definitive N-14 filing. Disclosure will be added clarifying the differences in credit quality between the Funds.

Comment 8

In the comparison of the National Limited-Term Tax-Free Fund and the Short-Term Municipal Bond Fund, describe the practical effect, if any, of the difference in the 80/20% policies for the Funds.

Response 8

Disclosure will be included in the definitive N-14 representing that there is no practical difference in the 80/20% policies for the Funds.

Comparison of Performance

Comment 9

Include an explanation in the introductory paragraph that indicates that the average annual total return presentation that follows compares the performance of each Target Fund and its corresponding Acquiring Fund (in bold print).

Response 9

Recommendation will be incorporated into the definitive N-14 filing.

Comment 10

Consider using a different descriptor than “Pre-Closing” to describe a new class that is being created to accept the assets received from a class of a target fund.

Response 10

We will change the descriptor in the definitive N-14 filing to “New Class” rather than “Pre-Closing” to describe the above referenced scenario.

Comment 11

In the footnotes to the performance section that reflect past performance information for a newly established class of an acquiring fund, please revise to clarify presentation in order to avoid investor confusion.

Response 11

The footnote disclosure will be revised and included in the definitive N-14 filing in order to avoid investor confusion.

Comparison of Shareholder Account Features and Services

Comment 12

In the description of the contingent deferred sales charge applicable to Class B and Class C purchases, revisit the language that suggests that such CDSC is based on a percentage of the original purchase price.

Response 12

The language as to the manner in which the CDSC is calculated will be included in the specific Class B and Class C descriptions in the definitive N-14.

Specifically, the CDSC percentage payable on Class B shares purchased prior to June 9, 2003, is applied to the lower of the NAV of the shares on the date of the original purchase, or the NAV of the shares on the date of redemption. For shares purchased on or after June 9, 2003, the CDSC percentage payable is applied to the NAV of the shares on the date of original purchase.

The CDSC percentage payable on Class C shares is applied to the NAV of the shares on the date of original purchase.

Comment 13

With respect to disclosure for Class A shares, please confirm the accuracy of the following statement that appears in the N-14:

“Because of rounding in the calculation of the public offering price (“POP”), the actual sales charge you pay may be more or less than that calculated using the percentages shown below.”

Response 13

The language is consistent with the language in our prospectuses and has been further confirmed as accurate. As such, it will be included in the definitive N-14 filing.

Comment 14

In the chart referencing the acquiring fund class shares to be issued to shareholders of certain target fund classes, please clarify certain of the footnotes to avoid confusion.

Response 14

The requested revisions will be included in the definitive N-14 filing.

Comment 15

In the chart describing the purchase, redemption and exchange policies of the target and acquiring Fund, add a footnote to indicate the classes of shares that will no longer be active post-reorganization.

Response 15

The requested language will be included in the definitive N-14 filing.

Comment 16

In the section that references redemption fees, include disclosure that any redemption fee charged is in addition to any applicable contingent deferred sales charge.

Response 16

The recommended language will be included in the definitive N-14 filing.

Board Consideration of the Reorganization

Comment 17

Disclose the anticipated costs to be incurred by the adviser in connection with the reorganization.

Response 17

The requested disclosure is already included in the N-14 in the section entitled “Information on Voting.”

Comment 18

Confirm that the Board took into consideration the advisory fee increase for the Income Plus Fund in approving the reorganization of the Corporate Bond Fund into the Income Plus Fund.

Response 18

The Board, pursuant to Rule 17a-8, reviewed, among other factors, the effect of the reorganization on annual fund operating expenses. In this regard, the Board took into consideration all of the operating expenses of the Fund, including the increase in advisory expenses.

Comment 19

Confirm if there have been any significant (e.g. out of the ordinary) changes in the pro forma financial statements between those included in the preliminary N-14 and those included in the definitive N-14.

Response 19

There are no significant changes in the pro forma financial statements between those included in the preliminary filing and those to be included in the definitive N-14 filing.

Exhibit A

Comment 20

Reference is made in some of the expense tables that certain expenses have been adjusted as necessary from amounts incurred during the Fund’s most recent fiscal year to reflect current fees and expenses. Explain why such fees have been adjusted.

Response 20

In some cases, expenses for certain funds were restated as required to reflect current expenses due to reductions in advisory and administrative expenses. In other cases, new classes were created and estimates were made to reflect the current expenses associated with the new classes.

Comment 21

For the expense comparison for the Intermediate Government Income Fund and the Government Securities Fund, explain why the line item “other expenses” for Admin Class (0.46%) is much lower than for Classes A,B and C (0.64%); also explain why the fee waiver for Class C (0.11%) is much lower than for Classes A and B (0.16%).

Response 21

The “other expenses” line item for Administrator Class shares is higher than that for Classes A, B and C due to differences in fee structures. The Administrator Class shares have a 10bp class level administrative fee while the class level administrative fee for Class A, B and C is 28pb. The will no longer be a fee waiver differential between Class C and Classes A and B in the definitive N-14 filing as the net operating expense ratios across the classes are now consistent and have resulted in consistent fee waivers.

Comment 22

Confirm the pro-forma 3-year expense number for Short-Term Municipal Bond Fund for Class C shares if a shareholder redeemed and the 1-year expense number if a shareholder did not redeem.

Response 22

The information has been confirmed and will be included in the definitive N-14 filing.

Comment 23

Confirm the expense example numbers for Class A shares of the Municipal Bond Fund and the pro-forma expense example numbers for the Class A shares of the Municipal Bond Fund. Also, confirm the pro-forma 5-year and 10-year expense numbers for the Administrator Class of the Municipal Bond Fund.

Response 23

The information has been confirmed and will be included in the definitive N-14 filing.

Comment 24

Confirm the pro-forma expense example numbers for Class C shares of the C&B Large Cap Value Fund.

Response 24

The information has been confirmed and will be included in the definitive N-14 filing.

Exhibit B

Comment 25

Provide further details on the timing of when Michael J. Bray, CFA will be added as a portfolio manager for the Income Plus Fund, the Acquiring Fund in the proposed merger of Corporate Bond Fund into the Income Plus Fund.

Response 25

The requested information will be included in the definitive N-14 filing.

Exhibit E

Comment 26

Throughout this exhibit, where there is a new class, explain in a corresponding footnote that the class is new and further provide an explanation for its performance returns.

Response 26

The requested information has been included in the N-14.

Pro-Forma – Portfolio of Investments

Comment 27

Identify the securities that will be sold prior to closing in anticipation of the proposed reorganization.

Response 27

We have conducted an analysis of the portfolios of both the Target and Acquiring Funds and we do not anticipate that there will be any securities sold specifically in anticipation of the proposed Reorganizations.

SEC Comments Applicable to both the Taxable and Tax-Free N-14s

Summary

Comment 1

Please consider including the complete expense tables for the Funds in this section or, in the alternative, please include a cross-reference directing the reader to the expense tables located in Exhibit A to the N-14.

Response 1

We will include in the definitive N-14 filing a cross-reference in this section to the full expense tables located in Exhibit A.

Comment 2

Please include the word “combined” when referring to any pro forma presentation throughout the N-14.

Response 2

Requested revisions will be included in the definitive N-14 filing.

Comment 3

In the second bullet point that describes the benefit that the Reorganizations will have on reducing duplicative expenses and associated operational costs, please indicate whether such benefits are in favor of the Funds or the adviser.

Response 3

The bullet point in question will be removed from the indicated section as a response to the question “Why has the Board recommended that I vote in favor of the Reorganization,” because the elimination of duplicative expenses is a benefit that runs primarily to the adviser.

Comparison of Investment Advisory Fees

Comment 4

In the discussion of advisory fees charged, include disclosure that clarifies that the adviser pays the sub-adviser out of the fees it receives as adviser.

Response 4

The requested disclosure will be included in the definitive N-14 filing.

Comment 5

In the pro forma capitalization tables, include a line item indicating the adjustment to the column reflecting outstanding shares.

Response 5

The requested disclosure will be added to the definitive N-14 filing.

Exhibit A

Comment 6

Clarify in the footnotes accompanying the fee table which line item includes the shareholder servicing fee paid, as applicable.

Response 6

Shareholder servicing is included in the line item “Other Expenses.” The other line items in the table clearly denote costs associated with advisory expenses, 12b-1 expenses and acquired fund fees. The treatment of including shareholder servicing within the line item “Other Expenses” is consistent with the requirements under Form N-1A and is consistent with the manner in which we disclose such fees in the funds’ prospectuses.

Exhibit D

Comment 7

Clarify the business experience for the past five years for each of the following portfolio managers – Brian Coffey, Gary Dunn, Gregory Genung, Frank Koster and Richard Lewis (tax-free N-14) and Doug Beath, Christian Chan and Andrew Owen (taxable N-14).

Response 7

The requested information will be included in the definitive N-14 filing.

Pro-Forma – Statement of Assets and Liabilities and Statement of Operations

Comment 8

In the disclosed assets, please break out the line items to indicate both the value of the collateral for securities loaned as well as the market value of securities on loan. In addition, in the line item entitled “Income from affiliated securities,” please specify whether this refers to interest or dividend income.

Response 8

The breakout of information regarding the value of collateral for securities loaned as well as the market value of securities on loan is already disclosed in the pro forma financials.

While we do not have information readily available at this time to accommodate your request to specify interest or dividend income from “Income from affiliated securities,” we will, on a going forward basis, comply with this request in all future shareholder reports as well as future pro-formas financials that accompany an N-14 filing.

Conclusion

The Funds accept responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Funds acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to these filings. The Funds further acknowledge that they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address your comments. Should you have any further questions or comments, please do not hesitate to contact me at 415-947-4612.

Sincerely,

/s/ Karin Brotman
Karin Brotman
Senior Counsel